# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arcellx, Inc., CIK 0001786205
CUSIP: 03940C100
Title of class of securities: Common Stock $0.001 par value per share
Address of issuer's principal executive offices: 800 Bridge Parkway, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 04/28/2026
Amends the filing with accession number 0001072613-22-000291
Filed by CIK 0001629794
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 15, L.P. (CIK 0001629794): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 15, L.P. (CIK 0001640031): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 15 GP, LLC (CIK 0001640033): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock $0.001 par value per share
Name of issuer: Arcellx, Inc.
Address of issuer's principal executive offices: 800 Bridge Parkway, Redwood City, California (CA), 94065
Comment:
This Amendment No. 6 ("Amendment No. 6") to Schedule 13D amends and supplements the Schedule 13D originally filed on February 17, 2022 (the "Schedule 13D"), Amendment No. 1 thereto filed on January 24, 2023 ("Amendment No. 1"), Amendment No. 2 thereto filed on June 23, 2023 ("Amendment No. 2"), Amendment No. 3 thereto filed on May 12, 2025 ("Amendment No. 3"), Amendment No. 4 thereto filed on August 14, 2025 ("Amendment No. 4") and Amendment No. 5 thereto filed on February 24, 2026 ("Amendment No. 5"), relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 6 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto).

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 15, L.P. ("NEA 15"), NEA Partners 15, L.P. ("NEA Partners 15"), which is the sole general partner of NEA 15; and NEA 15 GP, LLC ("NEA 15 LLC" and, together with NEA Partners 15, the "Control Entities"), which is the sole general partner of NEA Partners 15; and Forest Baskett ("Baskett"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi") and Scott D. Sandell ("Sandell") (together, the "Managers"). The Managers are the managers of NEA 15 LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of NEA 15, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of NEA 15 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15. The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15. The principal business of each of the Managers is to manage the Control Entities and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NEA 15 LLC is a limited liability company organized under the laws of the State of Delaware. NEA 15 and NEA Partners 15 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed by the Issuer on February 23, 2026, the Issuer entered into an Agreement and Plan of Merger, dated as of February 22, 2026 (the "Merger Agreement"), with Gilead Sciences, Inc., a Delaware corporation ("Parent") and Ravens Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser").

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on April 28, 2026, Purchaser completed a tender offer (the "Offer") to purchase all of the issued and outstanding shares of Common Stock of the Issuer in exchange for (i) $115.00 per share of Common Stock, net to the seller in cash, without interest and subject to any applicable withholding tax, and (ii) one contractual contingent value right (each, a "CVR"), which represents the right to receive one contingent payment of $5.00 per CVR, in cash, without interest and subject to any applicable withholding tax, upon the achievement of a specified milestone in accordance with the terms and subject to the conditions of a contingent value rights agreement.

Pursuant to the Support Agreements, NEA 15 tendered all of its shares of Common Stock in the Offer, which shares were accepted for payment by Purchaser. Following the consummation of the Offer, on April 28, 2026, Purchaser merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent.

The foregoing descriptions of the Merger Agreement and the Support Agreements are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the form of Support Agreement are included as Exhibit 2.1 and Exhibit 10.1, respectively, of Issuer's Form 8-K, filed with the Securities and Exchange Commission on February 23, 2026 and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons do not beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the NEA 15 Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of the Reporting Persons has ceased to own beneficially five percent (5%) or more of the Issuer's Common Stock as of April 28, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided and incorporated by reference in Item 4 is hereby incorporated by reference to the extent responsive to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 15, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (04/30/2026)
- New Enterprise Associates 15, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (04/30/2026)
- NEA Partners 15, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (04/30/2026)
- NEA Partners 15, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (04/30/2026)
- NEA 15 GP, LLC: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (04/30/2026)
- NEA 15 GP, LLC: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (04/30/2026)
- Forest Baskett: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Forest Baskett (04/30/2026)
- Anthony A. Florence, Jr.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence Jr. (04/30/2026)
- Mohamad H. Makhzoumi: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi (04/30/2026)
- Scott D. Sandell: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Scott D. Sandell (04/30/2026)
Comment: This Amendment No. 6 to Schedule 13D was executed by Nicole Hatcher on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.